350 EAST LAS OLAS BOULEVARD LAS OLAS CENTRE II, SUITE 1150 P.O. BOX 30310 FORT LAUDERDALE, FL 33303-0310 954.759.2763 DIRECT 954.462.4150 MAIN 954.462.4260 FAX jmayersohn@ralaw.com

January 21, 2010

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Peggy Kim, Esq., Special Counsel,
Office of Mergers & Acquisitions

Re:	Must Haves, Inc. (the “Company”) Schedule 14F-1
Filed January 13, 2010
File No. 005-85165

Dear Ms. Kim:

The purpose of this letter is to provide the Company’s responses to the January 19, 2010 Comment Letter (the “Comment Letter”) to Ms. Stella Gostfrand, President, Principal Financial Officer and Director of the Company. This letter indicates how the Company proposes to respond to your comments and provide certain information requested by you in the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s responses.

General

COMMENT 1.	We are unable to locate an initial Schedule 13D or 13G filed by Ms. Gostfrand. Please file a Schedule 13D immediately and provide written confirmation of her understanding that the filing of such a schedule at this late date does not and cannot cure past delinquencies, and the filing does not foreclose the Commission from taking any action in the future.

Response:	We will immediately file a Schedule 13D for Ms. Gostfrand.

COMMENT 2.	Refer to your Form 8-K filed on December 16, 2009. We note that the registrant is a shell company. Please advise or revise the Form 8-K to include Form 10-type information, reflecting the registrant and its securities upon consummation of the change in control. Refer to Item 5.01(a)(8) of Form 8-K.

CLEVELAND  TOLEDO  AKRON  COLUMBUS  CINCINNATI  WASHINGTON, D.C.  TALLAHASSEE  ORLANDO  FORT MYERS  NAPLES  FORT LAUDERDALE

www.ralaw.com

U.S. Securities and Exchange Commission

Peggy Kim, Esq.

January 21, 2010

Response:	Please be advised that the 8-K filed on December 16, 2009, was merely to announce the signing of a merger agreement and a subsequent 8-K was filed on January 19, 2010, announcing the consummation of a merger agreement. This 8-K included the Form 10-type information.

COMMENT 3.	Please revise your information statement to explain why shareholder approval is not required for the merger agreement or for the issuance of 17,875,695 shares to the shareholders of iTrackr.

Response:	We have revised the information statement to explain why shareholder approval is not required. The merger as structured is a triangular merger. The approval of the shareholders of Must Haves, Inc. is not required for this transaction pursuant to the Florida Business Corporation Act. In addition, as Must Haves, Inc. is not listed on an exchange, there are no additional shareholder approval requirements.

COMMENT 4.	Please revise your information statement to disclose whether each director is independent, as required by Item 7(c) of Schedule 14A and corresponding Item 407(a) of Regulation S-K.

Response:	We revised the information statement to disclose whether each director is independent.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

U.S. Securities and Exchange Commission

Peggy Kim, Esq.

January 21, 2010

We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have. We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Very truly yours,

/s/ Joel D. Mayersohn